Exhibit 99.1

AMTD IDEA Group Announces ADS Ratio Change

PARIS & NEW YORK & SINGAPORE — AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA” or the “Company”), today announced that it will change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”), par value US$0.0001 per share, from one (1) ADS representing six (6) Class A ordinary shares to one (1) ADS representing 360 Class A ordinary shares, effective on or about October 19, 2026, U.S. Eastern Time (the “Effective Date”).

On July 8, 2026, the Company received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) indicating that the Company was not in compliance with Section 802.01C of the NYSE Listed Company Manual because, as of July 7, 2026, the average closing price of the Company’s ADSs was less than US$1.00 over a consecutive 30 trading-day period. The Notice has no immediate effect on the listing of the Company’s ADSs on the NYSE, subject to the Company’s continued compliance with the NYSE’s other continued listing requirements. The Notice is not expected to affect the Company’s business operations or its reporting obligations with the U.S. Securities and Exchange Commission.

The Company believes that the ADS Ratio Change will facilitate the Company in regaining compliance with the applicable NYSE continued listing standards. The ADS Ratio Change will not affect the Company’s underlying business operations, financial condition, assets, liabilities or shareholders’ equity.

The Company remains confident in its long-term strategy, business fundamentals and growth prospects. Underscoring this confidence and its ongoing commitment to enhancing long-term shareholder value, the Company continues to actively execute its share repurchase programs as previously announced. As of October 7, 2026, the Company has repurchased 4,417,036 ADSs under the existing repurchase programs.

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-60 reverse ADS split. On the Effective Date, ADS holders will be required to surrender and exchange every 60 ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “AMTD” with a new CUSIP.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying Class A ordinary shares, and no ordinary shares will be issued or canceled in connection with the ADS Ratio Change.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com